FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED
CONTINGENT CONVERTIBLE SECURITIES

Reference is made to the announcement dated 30 June 2017 (the 'Announcement') made by HSBC Holdings plc (the 'Company'). Unless otherwise defined in this announcement, capitalised terms used herein shall have the same meanings given to them in the Announcement.

The Company is pleased to announce that all of the conditions precedent under the Subscription Agreement have been satisfied (or where permitted, waived) and the following Perpetual Subordinated Contingent Convertible Securities (the 'Securities') were issued on 4 July 2017 in accordance with the terms of such agreement:

-           EUR1,250,000,000 4.75% Perpetual Subordinated Contingent Convertible Securities (callable on 4 July 2029 and every five years thereafter) (ISIN: XS1640903701).

Application has been made for the Securities to be admitted to listing on the Official List of the Irish Stock Exchange and to trading on its Global Exchange Market.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Irene Lee†, John Lipsky†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

† Independent non-executive Director

Investor enquiries to:
UK - Richard O'Connor	investorrelations@hsbc.com
Hong Kong - Hugh Pye	Tel: +852 2822 4908
Media enquiries to:
UK - Heidi Ashley	Tel: +44 (0) 20 7992 2045
Hong Kong - Gareth Hewett	Tel: +852 2822 4929

Disclaimers

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the 'Securities Act') and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements under the Securities Act.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Europe, Asia, North and Latin America, and Middle East and North Africa. With assets of US$2,416bn at 31 March 2017, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 04 July 2017